Direct phone: 404.873.8688 Direct fax: 404.873.8689 E-mail: joe.alley@agg.com www.agg.com

May 29, 2008

Via EDGAR

Ms. Jennifer Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:           SYSCO Corporation
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 28, 2007
File No. 1-6544

Dear Ms. Thompson:

This firm acts as outside securities counsel to SYSCO Corporation (the “Company” or “SYSCO”).  This letter sets forth the responses of SYSCO to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the letter dated May 1, 2008 with respect to the Company’s Form 10-K, filed August 28, 2007.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings.  SYSCO appreciates your review and your comments and views them as additional tools in achieving these goals.  The Company’s responses to your comments are listed below.  For your convenience, comments contained in your May 1, 2008 letter are reprinted in bold italics below.  Where SYSCO intends to provide additional disclosures, with the Staff’s permission, SYSCO intends to include these on a prospective basis.  In these cases, example language is provided to facilitate your review.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management’s Discussion and Analysis, page 12

1.
We note that the restaurant and foodservice industry appears to be facing a challenging business environment. Specifically, we note that the slowing economy may be flattening or reducing same-store sales at restaurants, leading them to buy smaller quantities from you; we note that both food costs and fuel costs appear to be increasing, and such increases may not be fully passed on to your customers; and we note that your receivables, inventories and debt all appear increased from your last year-end. To help us and your investors better understand how recent changes in the economy affect your company, please respond to the following comments:

Company Response

The Company believes that the restaurant and foodservices industry began facing a challenging business environment primarily during the company’s fiscal year 2008 and have made disclosures related to this in its fiscal 2008 interim filings. SYSCO also intends to include additional disclosures in its fiscal 2008 Form 10-K as noted below.

•
Given that goodwill comprises a significant amount of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, including better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. In this regard, given that you test goodwill for impairment at the level of your six operating segments, if any of these segments are disproportionately affected by the current environment such that they are more likely to become impaired in the future, you should disclose this as part of providing your readers with a view of the company through the eyes of management. Refer to Section V of our Release No. 33-8350.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Company Response

SYSCO intends to include additional disclosures in our critical accounting policy for goodwill in the Company’s fiscal 2008 Form 10-K similar to the following:

“We arrive at our estimates of fair value using a combination of discounted cash flow and earnings multiple models. The results from each of these models are then weighted and combined into a single estimate of fair value for each of our six operating segments. The primary assumptions used in these various models include estimated average sales and earnings multiples of comparable acquisitions in the industry, average sales and earnings multiples on acquisitions completed by SYSCO in the past, future cash flow estimates of the reporting units and weighted average cost of capital, along with working capital and capital expenditure requirements.   Our past estimates of fair value for fiscal 2007, 2006 and 2005 have not been materially different when revised to include subsequent years’ actual results.  SYSCO has not made any material changes in its impairment assessment methodology during the past three fiscal years.  We do not believe the estimates used in the analysis are reasonably likely to change materially in the future but we will continue to assess the estimates in the future based on the expectations of the reporting units.  In fiscal 2007, the reporting units’ fair values would have had to have been lower by 40 percent compared to the fair value estimated in our impairment analysis before additional analysis would have been indicated to determine if an impairment existed for any of our reporting units.  The Other (specialty produce, custom-cut meat, lodging industry products and international distribution operations) operating segments have a greater proportion of goodwill recorded to estimated fair value as compared to the Broadline or SYGMA reporting units.  This is primarily due to these businesses having been recently acquired and as a result there has been less history of organic growth than the Broadline and SYGMA segments.  In addition, these businesses also have lower levels of cash flow than the Broadline segment.  As such, these Other operating segments have a greater risk of future impairment if their operations were to suffer a significant downturn.”

•
Given that inventory comprises approximately a significant amount of your total assets, please tell us how you considered providing a critical accounting policy on inventory impairment or otherwise addressing inventory impairment in your MD&A narrative. In this regard, we assume from your disclosures that you have not incurred any inventory impairments in the periods presented in your financial statements. Please confirm our assumptions or explain this matter to us in more detail. Additionally, please consider whether your investors would benefit from additional insight as to the likelihood of inventory impairments resulting from reasonably likely changes in the future, including quantifying how much of your inventory is perishable, the amount of time that you can store such inventory before it spoils, and discussing any known or reasonably likely trends that may impact your inventory’s composition and valuation.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Company Response

The Company’s analysis for providing a critical accounting policy or further discussion in Management’s Discussion and Analysis related to inventory impairment included a review of its impairment trends and the materiality of past impairment losses to the financial statements.  SYSCO’s historical level of inventory impairments has not been material.  In fiscal years 2007, 2006 and 2005, the amount of each period’s expense was approximately 0.1% as a percentage of cost of sales.  The Company has been incurring inventory impairments at similar levels thus far in fiscal 2008.  SYSCO’s purchasing practices are based upon anticipated demand to ensure adequate supply of product while also minimizing excess inventory.  While approximately 45 percent of the Company’s inventory is perishable within one month, the Company’s inventory turnover is less than the time frame the inventory could perish.  The following is a summary of SYSCO’s inventory composition as of June 30, 2007 and the range of inventory turnover in days within these product categories:

Perishable After:	Percentage of Inventory	Range of Inventory Turnover (in days)
2 weeks (generally produce)	2%	4 to 5 days
1 month (dairy and fresh meats)	43%	12 to 24 days
1 year (canned and dry, frozen and non-food items)	55%	16 to 35 days

The Company does not foresee any likely change in trends relating to inventory composition and valuation that would result in changes in excess of the amounts recorded in its inventory impairment reserve.  Based on the immateriality of inventory impairments historically and management’s belief that trends will be unchanged, SYSCO does not believe that inclusion of inventory impairment accounting policies and trends within critical accounting policies and Management Discussion and Analysis is warranted.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

•
We note that both your food costs and fuel costs appear to be increasing. To provide your readers with additional context within which they can analyze your results, please consider clarifying the extent to which such cost increases have been offset by your use of forward purchase contracts for commodities and fuel, the extent to which such cost increases have been passed on to your customers, and the extent to which you have absorbed such cost increases resulting in lower margins. If applicable, please also discuss any known or reasonably likely trends in the impact of these cost increases on your margins, such as the extent to which you believe you could pass on any additional cost increases to your customers. To the extent that the impact of increases in these costs have been offset by reductions in other types of costs, please identify and quantify the areas of cost savings and provide your readers with insight into the underlying factors that drove any such cost savings.

Company Response

Beginning in the fourth quarter of fiscal 2007, the Company began experiencing product cost increases in numerous product categories.  These increases have persisted throughout fiscal 2008 at levels approximating six percent.

The Company has included discussion regarding the impact of product cost inflation and fuel costs on its operations in the Management’s Discussion and Analysis included in its fiscal 2008 interim reports.  For example, here are sample excerpts from SYSCO’s third quarter Form 10-Q:

“Fiscal 2008 continues to be a challenging economic environment.  For the past several months, our industry has experienced various macro-economic pressures, including high fuel costs and rising food prices, that continue to restrict growth.  High food cost inflation prevailed for the fourth consecutive quarter. In spite of these conditions, we continue to manage margins and expenses effectively.  Gross profit dollars increased 6.8% while operating expenses grew only 5.7% for the period.”

The Company intends to continue to discuss the impact of inflation and fuel costs in the fiscal 2008 Form 10-K and expand the disclosure, substantially as set forth below.  In the following example disclosure, SYSCO has included discussion of our first 39 week period ended March 29, 2008 as compared to the first 39 week period ended March 31, 2007.  The 39-week discussion is included to facilitate your review and to demonstrate the impact to the current year.  In the fiscal 2008 10-K, the 39- week discussion will be replaced with a fiscal year discussion.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

“Beginning in the fourth quarter of fiscal 2007, SYSCO began experiencing product cost increases in numerous product categories.  These increases have persisted throughout fiscal 2008 at levels approximating six percent.  Generally, SYSCO attempts to pass increased costs to its customers; however, because of contractual and competitive reasons, we are not able to pass along all of the product cost increases immediately.  SYSCO does not routinely enter into material forward commodity contracts. SYSCO’s goal is to obtain the lowest total procurement cost for our customers.  We believe our purchasing power is enhanced based on the volume of products procured by SYSCO, as compared to our competitors, as we are the industry leader in foodservice distribution.    SYSCO partners with our customers through the use of business reviews to help customers grow their business despite rising costs.  SYSCO has managed our business in the inflationary environment well, resulting in gross margin dollars increasing in fiscal 2008 at rates greater than expense increases.  We believe that prolonged periods of high inflation may have a negative impact on our customers as rising food costs and fuel costs can reduce consumer spending in the food-prepared-away-from home market.  As a result, these factors may negatively impact our sales, gross margins and earnings.

SYSCO’s fuel costs have increased by approximately $17,796,000 in the first 39 weeks of fiscal 2008 over the first 39 weeks of fiscal 2007 and $21,225,000 in fiscal 2007 over fiscal 2006 due to increased diesel prices and increased miles driven by sales growth.  SYSCO’s costs per gallon have increased 13.3% in the first 39 weeks of fiscal 2008 as compared to the first 39 weeks of fiscal 2007 and 7.1% in fiscal 2007 over fiscal 2006.  During the first 39 weeks of fiscal 2008, fiscal 2007 and fiscal 2006, fuel costs represented approximately 0.6%, 0.6% and 0.5% of sales, respectively.  SYSCO’s activities to manage increased fuel costs include reducing miles, entering into forward fuel purchase commitments and utilizing fuel surcharges.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

In order to partially manage the volatility and uncertainty of fuel costs, from time to time, we enter into forward purchase commitments for a portion of our projected monthly diesel fuel requirements.   In fiscal 2008, the forward purchase commitments resulted in approximately $10,800,000 of avoided fuel costs as the fixed price contracts were lower than market prices for the contracted volumes.  In fiscal 2007, the forward purchase commitments resulted in prices that were comparable to market prices.  In fiscal 2006, the forward purchase commitments resulted in approximately $9,100,000 of avoided fuel costs as the fixed price contracts were lower than market prices for the contracted volumes.  We will continue to evaluate our use of forward purchase contracts in fiscal 2009.

In the first 39 weeks of fiscal 2008, due to sustained, increased diesel prices, SYSCO’s use of fuel surcharges increased.  Fuel surcharges were approximately $6,917,000 higher in the first 39 weeks of fiscal 2008 than in the comparable period in fiscal 2007.  Fuel surcharges in fiscal 2007 and 2006 were not significant.  We will continue to evaluate our use of fuel surcharges in fiscal 2009.”

•
We note your inclusion of the allowance for doubtful accounts on Schedule II – Valuation and Qualifying Accounts. Please tell us how you considered discussing any trends in your write-offs of receivables within your MD&A narrative. In this regard, given the current business environment, we assume that you may have increased write-offs in fiscal 2008 as compared to fiscal 2007, or that you may expect further increases in these write-offs in fiscal 2009. Also tell us, and consider disclosing, whether there have been increases in the number of customers declaring bankruptcy, and if so, the impact this has had on your results.

Company Response

The Company did not include any discussion of trends in our write-offs of receivables within Management’s Discussion and Analysis, as write-offs in fiscal years 2007, 2006 and 2005 have not been material and the trends over these years have been consistent.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

The following table includes information related to customer accounts written off, net of recoveries and bankruptcies for the periods specified:

	Customer Accounts Written Off, Net of Recoveries	Customer Accounts Written Off, Net of Recoveries as a Percentage of Sales	Number of Bankruptcies	Amounts Attributable to Bankruptcies Within Customer Accounts Written Off
Fiscal 2007	$ 26,010,000	0.07%	543	$ 7,981,000
Fiscal 2006	21,128,000	0.06%	478	5,997,000
Fiscal 2005	20,840,000	0.07%	635	5,764,000

In the past five years, SYSCO has experienced net write-offs in the range of 0.06% to 0.10% as a percentage of sales.  Fiscal years 2005 - 2007 were in the lower end of the Company’s historical trends.  In addition, the overall amounts were immaterial and thus the Company believed that discussion regarding write-offs in Management’s Discussion and Analysis was not warranted.  The Company has not seen a significant change in this trend thus far in fiscal 2008.  SYSCO believes our write-offs, net of recoveries, will be within the range experienced in the last five years.  The amounts included within these write-offs related to bankruptcies are forecasted to be approximately $5,000,000 in fiscal 2008, with 515 customers declaring bankruptcy in fiscal 2008, also within the Company’s historical ranges.  SYSCO continues to monitor its customer account balances in light of the challenging macro-economic environment and believes strong credit practices will be necessary to avoid significant increases in write-offs in fiscal 2009.  As such, the Company intends to include the following discussion in our fiscal 2008 Form 10-K similar to the following:

“Customer accounts written off, net of recoveries, were $xx, or x.x% of sales, $26,010,000 or 0.07% of sales, and $21,128,000 or 0.06% of sales, for fiscal 2008, 2007 and 2006, respectively.  SYSCO continues to monitor its customer account balances and its credit policies and believes strong credit practices will be necessary to avoid significant increases in write-offs in fiscal 2009.  However, if the challenging economic environment persists, we could experience increased levels of write-offs in fiscal 2009.”

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

•
We note that a portion of your liquidity comes from the issuance of commercial paper, and this commercial paper comprises a significant portion of your long-term debt. We also note that the recent tightening of the credit markets has caused some disruptions in the commercial paper market. Please tell us, and consider clarifying to your readers in your discussion of liquidity, whether the tightening credit markets have had any impact on your borrowings or the  availability of additional capital, including whether you have experienced any difficulties selling your commercial paper or any changes to your commercial paper ratings.

Company Response

Tightening credit markets have not impacted SYSCO’s borrowings or the availability of additional capital.  The Company has maintained the highest credit rating available for commercial paper, as rated by Standard & Poor’s Ratings Services and Moody’s Investors Service, since the mid-1990s. While the recent credit markets have impacted lower rated issuers of commercial paper, higher rated companies, such as SYSCO, have not been negatively impacted.  In fiscal 2008 and fiscal 2007, SYSCO has not experienced difficulties in issuing commercial paper.  The Company’s revolving credit facility, which supports the commercial paper program, has been increased twice in the last three fiscal years from $500,000,000 in fiscal 2006 to $1,000,000,000 in fiscal 2008.  Additionally, termination dates for the facility have been extended during these time periods.  SYSCO has not experienced difficulties in increasing the revolving credit facility or extending termination dates.  If the Company was unable to issue commercial paper, SYSCO could draw on its revolving credit facility.  As a result, SYSCO does not believe that additional disclosure in Management’s Discussion and Analysis is warranted.

Results of Operations, page 14

2.
We note your analysis of consolidated gross margins on page 15. Please provide your investors with a brief description of the types of costs classified as cost of sales, similar to your disclosure of operating expenses.

Company Response

The Company will revise future disclosures to indicate the types of costs classified as cost of sales.  As an example, the Company’s disclosure will read as follows:

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

“Cost of sales primarily includes product costs, net of vendor consideration, as well as in-bound freight.”

Segment Results, page 17

3.
Please provide your investors with additional insight into the factors that impacted each segment’s earnings before taxes, including quantifying the impact of each factor that you discuss and providing more detailed analysis of changes in the various income statement line items within this measure of segmental profitability. For example, based on your segment footnote, it appears that your earnings before taxes as a percentage of revenues differs significantly between your Broadline and SYGMA segments; however, it is unclear from your current disclosures why these margins are so different. If each segment’s gross margin is different, please provide a more detailed analysis of gross margin at the segmental level to explain this to your investors; similarly, if each segment’s operating margin is different, please provide a more detailed analysis of operating margin at the segmental level. Please also disclose in more detail what is included in the unallocated corporate expenses, and if applicable, please explain how interest expense and other, net were allocated to your segments. We remind you that one of the primary objectives of MD&A is to provide your investors with a view of the company through the eyes of management, and we believe that a robust segmental analysis of results provides your investors with valuable context within which your financial information can be analyzed.

Company Response

SYSCO agrees that providing a robust segmental analysis of results is valuable to its investors.

Management of the Company views the performance of each of its operating segments based on its respective performance in earnings before income taxes.  While gross margins are different between each of the segments, SYSCO does not believe that providing detailed gross margin analysis by segment to its investors will provide valuable insight for several reasons.

First, while gross margins may be lower in a particular segment, these lower gross margins may also be accompanied by a lower expense structure.  As a result, it is the overall earnings before income taxes performance that is analyzed by management in reviewing the operating performance of each operating segment.  Therefore, the Company believes it is appropriate to explain the changes in operating results of each reportable segment based on describing the drivers in the changes in earnings before income taxes as this is consistent with the a view of the Company through the eyes of management.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Second, the Broadline operations represent approximately 80% of SYSCO’s overall sales, approximately 85% of SYSCO’s overall gross margin dollars and greater than 100% of SYSCO’s overall earnings before income taxes prior to unallocated expenses.  Therefore, changes in gross margins in any particular segment outside of the Broadline operations do not generally have a significant impact on the overall results of SYSCO.  As a result, providing detailed gross margin analysis at the segment level does not provide additional meaningful insight into SYSCO’s overall results.

Third, the Company’s chief operating decision makers review each of the segment results primarily based on the growth of earnings before income taxes.  While a segment’s earnings before income taxes may be impacted in the short term by increases or decreases in margins, expenses, or a combination thereof, each segment manager is expected to increase its earnings before income taxes at a greater rate than sales growth.  This is consistent with our long term goal, communicated regularly with investors, of leveraging earnings growth at a greater rate than sales growth.

SYSCO also believes that providing additional disclosures regarding the earnings before income taxes of each reportable segment will provide valuable insight to its investors.  The Company intends to provide additional discussion of the differences between the various reportable segments which result in different levels of operating performance.  SYSCO also intends to provide additional discussion of the changes in the operating results of each reportable segment between the periods presented so as to provide its investors with greater insight into the changes in operating performance between the years.  Where possible, the Company will quantify the impact of each factor.  However, in some cases, while the Company knows qualitatively that a particular factor was a significant contributor to the results it is not able to quantify the exact amount attributable to that specific factor. SYSCO also intends to disclose in more detail what is included in the unallocated corporate expenses.

The following is an example of what the Company would expect the segment discussion to be:

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

“Segment Results

We have aggregated our operating companies into a number of segments, of which only Broadline and SYGMA are reportable segments as defined in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” (SFAS No. 131)  The accounting policies for the segments are the same as those disclosed by SYSCO within the Financial Statements and Supplementary Data within Part II Item 8 of this Form 10-K.  Intersegment sales generally represent specialty produce and meat company products distributed by the Broadline and SYGMA operating companies.  The segment results include allocation of centrally incurred costs for shared services that are eliminated upon consolidation.  Certain centrally incurred costs are allocated based upon the relative level of service used by each operating company.

Management of the Company views the performance of each of its operating segments based on its respective performance in earnings before income taxes.  While a segment’s earnings before income taxes may be impacted in the short term by increases or decreases in margins, expenses, or a combination thereof, each segment manager is expected to increase its earnings before income taxes at a greater rate than sales growth.  This is consistent with our long term goal of leveraging earnings growth at a greater rate than sales growth.

The following table sets forth the earnings before income taxes of each of our reportable segments expressed as a percentage of sales for each period reported:

	Earnings Before Income Taxes as a Percentage of Sales
	2008	2007	2006
Broadline	x.x%	6.1%	6.0%
SYGMA	x.x	0.2	-
Other	x.x	4.1	4.4
Unallocated corporate expenses	(x.x)	(0.6)	(0.8)
Total	x.x%	4.6%	4.3%

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

The following table sets forth the change in the selected financial data of each of our reportable segments expressed as a percentage increase over the comparable period in the prior year:

	2008		2007
	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes
Broadline	x.x%	x.x%	7.0%	9.5%
SYGMA	x.x	x.x	6.0	- (1)
Other	x.x	x.x	13.8	7.1

(1)	SYGMA had earnings before taxes of $10,393,000 in fiscal 2007 and a loss before taxes of $660,000 in fiscal 2006.

The following table set forth sales and earnings before income taxes of each of our reportable segments expressed as a percentage of the respective consolidated total:

	2008		2007		2006
	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes	Sales	Earnings Before Taxes
Broadline	x.x%	x.x%	78.6%	104.4%	78.9%	110.8%
SYGMA	x.x	x.x	12.5	0.6	12.7	0.0
Other	x.x	x.x	10.2	7.9	9.6	8.5
Intersegment sales	(x.x)	—	(1.3)	—	(1.2)	—
Unallocated corporate expenses	—	(x.x)	—	(12.9)	—	(19.3)
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Included in unallocated corporate expenses are:
•	Gains and losses recognized to adjust corporate-owned life insurance policies to their cash surrender values,
•	Share-based compensation expense related to stock option grants, issuances of stock pursuant to the Employees’ Stock Purchase Plan and stock grants to non-employee directors,
•	Corporate-level interest expense and
•	Corporate-level depreciation and amortization expense

Amounts related to corporate-level other income and expenses included in other income, net, are allocated to the segments based on the percentage of each segment’s earnings before income taxes to consolidated earnings before income taxes.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

The increase in unallocated corporate expenses as a percentage of consolidated earnings before taxes in fiscal 2008 over fiscal 2007 is primarily attributable to losses recognized in fiscal 2008 to adjust corporate-owned life insurance policies to their cash surrender values, partially offset by reduced share-based compensation expense.

The decrease in unallocated corporate expenses as a percentage of consolidated earnings before taxes in fiscal 2007 over fiscal 2006 is primarily attributable to reduced share-based compensation expense and increased gains recorded related to the cash surrender value of corporate-owned life insurance policies.

Broadline Segment

Broadline operating companies distribute a full line of food products and a wide variety of non-food products to both traditional and chain restaurant customers.  Broadline operations have significantly higher operating margins than the rest of SYSCO’s operations.  In fiscal 2008, the Broadline operating results represent approximately 80% and greater than 100% of SYSCO’s overall sales and earnings before income taxes, respectively.

There are several factors which contribute to these higher operating results as compared to the SYGMA and Other operating segments.  We have invested substantial amounts in assets, operating methods, technology and management expertise in this segment.  The breadth of its sales force, geographic reach of its distribution area and purchasing power allow us to leverage this segment’s earnings.

Sales

Sales for fiscal 2008 were x.x% greater than fiscal 2007.  Acquisitions did not have an impact on the overall sales growth rate for fiscal 2008.  Fiscal 2008 growth was primarily due toincreased sales to marketing associate-served customers and multi-unit customers primarily through continued focus on customer account penetration through the use of business reviews with customers and efforts of our marketing associates. In addition, product cost inflation was a significant contributor to sales growth.

Sales for fiscal 2007 were 7.0% greater than fiscal 2006. The impact of EITF 04-13 reduced sales growth by 0.4%, or $173,171,000, for fiscal 2007 compared to a $57,211,000 reduction for fiscal 2006.  Sales are reported on a comparable basis beginning in the fourth quarter of fiscal 2007, which is the one-year anniversary of the adoption of EITF 04-13.  Acquisitions did not have an impact on the overall sales growth rate for fiscal 2007.  Fiscal 2007 growth was primarily due to increased sales to marketing associate-served customers and multi-unit customers primarily through continued focus on customer account penetration through the use of business reviews with customers, increases in the number of customer contact personnel and efforts of our marketing associates.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Earnings Before Income Taxes

The increases in earnings before income taxes in fiscal 2008 over fiscal 2007 were primarily due to gross margin dollars increasing at a faster pace than expenses.   We were able to manage our business effectively in the current inflationary environment and improve operating efficiencies. Gross margin dollars increased x.x% while operating expenses increased x.x% in fiscal 2008 over fiscal 2007.  The high cost of fuel also impacted our results.  Fuel costs in fiscal 2008 were $x.x higher than fiscal 2007.  We attempt to mitigate increased fuel costs by reducing miles driven, entering into fixed price fuel purchase commitments and utilizing fuel surcharges.

In fiscal 2008, due to sustained, increased diesel prices, SYSCO’s use of fuel surcharges increased.  Fuel surcharges were approximately $x.x higher in fiscal 2008 over fiscal 2007.

In addition, we recorded a provision of $9,410,000 in fiscal 2008 related to additional amounts that we expect to be required to contribute to an underfunded multi-employer pension fund.  We also recorded a provision of $4,700,000 in fiscal 2007 related to our withdrawal from a multi-employer pension fund.

The increases in earnings before income taxes in fiscal 2007 over fiscal 2006 were primarily due to gross margin dollars increasing at a faster pace than expenses.  Gross margin dollars increased 7.4% while operating expenses increased 5.3% in fiscal 2007 over fiscal 2006.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

SYGMA Segment

SYGMA operating companies distribute a full line of food products and a wide variety of non-food products to certain chain restaurant customer locations.  SYGMA operations have lower earnings before income taxes as a percentage of sales than SYSCO’s other segments.  This segment of the foodservice industry has generally been characterized by lower overall operating margins as the volume that these customers command allows them to negotiate for reduced margins.  These operations service chain restaurants through contractual agreements that are typically structured on a fee per case delivered basis.

Sales

Sales for fiscal 2008 were x.x% greater than fiscal 2007.  Acquisitions did not have an impact on the overall sales growth rate for fiscal 2008.  Fiscal 2008 growth was generally due to sales to new customers partially offset by lost sales due to non-renewed customer agreements and lower case volumes.

Sales for fiscal 2007 were 6.0% greater than fiscal 2006. The impact of EITF 04-13 reduced sales growth by 2.7%, or $159,236,000, for fiscal 2007 compared to a $42,560,000 reduction for fiscal 2006.  Sales are reported on a comparable basis beginning in the fourth quarter of fiscal 2007, which is the one-year anniversary of the adoption of EITF 04-13.  Acquisitions contributed 2.1% to the overall sales growth rate for fiscal 2007.  Fiscal 2007 growth was due to sales to new customers and sales growth in SYGMA’s existing customer base related to increased sales at existing locations as well as new locations added by those customers.  In addition, certain customers were transferred from Broadline operations to be serviced by SYGMA operations, contributing to the sales increase.

Earnings Before Income Taxes

The decrease in earnings before income taxes in fiscal 2008 from fiscal 2007 was due to several factors.  Some of SYGMA’s customers have experienced a slowdown in their business resulting in lower cases per delivery and therefore reduced gross margin dollars per stop.  In addition, in fiscal 2008, SYGMA experienced increased fuel costs of $xx, higher depreciation expense resulting from facility expansions of $xx and increased auto liability costs of $xx, all compared to fiscal 2007.  SYGMA was able to offset these items through increases in the fees charged to customers including fuel surcharges and reducing expenses.  These reductions were accomplished by consolidating regional offices, reducing headcounts and not renewing unprofitable accounts.  Fuel surcharges were approximately $xx higher in fiscal 2008 over fiscal 2007.”

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

4.
Please provide a brief analysis of your “Other” segment to provide your investors with better insight into your results. In this regard, it appears that earnings before taxes as a percentage of revenues differs significantly for the Other segment when compared to the Broadline and SYGMA segments, and it is unclear from your current disclosures why these margins are so different. We believe this disclosure provides your investors with valuable insight into your consolidated results.

Company Response

The Company will provide an analysis of its “Other” segment.  The following is an example of what SYSCO would expect this discussion to be:

“Other Segment

"Other" financial information is attributable to our other operating segments, including our specialty produce, custom-cut meat and lodging industry products and a company that distributes to international customers.  These operating segments are discussed on an aggregate basis as they do not represent reportable segments under SFAS No. 131.

On an aggregate basis, our “Other” segments have a lower operating income as a percentage of sales than SYSCO’s Broadline segment.  SYSCO has acquired the operating companies within these segments in relatively recent years.  These operations generally operate in a niche within the foodservice industry.  These operations are also generally smaller in sales and scope than an average Broadline operation. Each of these segments is considerably smaller in sales and overall scope than the Broadline segment.  In the aggregate, the “Other” segment represented approximately xx% and xx% of SYSCO’s overall sales and earnings before income taxes in fiscal 2008.  These operations have yet to achieve a level of earnings before income taxes as a percent to sales that is comparable to that of the Broadline operations.

Earnings before income taxes increased x.x% for fiscal 2008 over fiscal 2007.  The increase in earnings was generated primarily by improved results in the specialty produce and the lodging industry segments offset by reduced earnings in the custom-cut meat segment.

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

Earnings before income taxes increased 7.1% for fiscal 2007 over fiscal 2006.  The increase in earnings was generated by improved results in each of the other segments and acquisitions.”

Item 8.  Financial Statements and Supplementary Data, page 30

Note 1.  Summary of Accounting Policies – Revenue Recognition, page 39

5.
Please tell us, and tell your investors how you considered disclosing, your accounting policy for sales returns. Your response should quantify any sales returns during the three years presented in your filings and the subsequent interim period as part of your discussion of the appropriateness of any sales returns allowance. If you have an allowance for sales returns, please tell us how you determined this allowance did not need to be included on Schedule II – Valuation and Qualifying Accounts.

Company Response

The Company did not disclose its policy for sales returns due to the immaterial amount of sales returns.  Sales returns were less than 1% of total sales for the first 39 weeks of fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005.  The objectives of SYSCO’s return policies are both customer satisfaction and consumer food safety.   The Company’s return policies require same day return for fresh seafood, produce and dairy products.  Provided that perishable products have been stored at proper temperature, fresh meat may be returned within 48 hours and all other products within 14 days.  The majority of SYSCO’s sales returns occur on the same day of delivery.   As a result, SYSCO’s allowance for sales returns has not been material due to the low number of returns and the short duration of time before items were returned.  Therefore, an allowance for sales returns was not included on Schedule II – Valuation and Qualifying Accounts due to immateriality.

SYSCO acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

Ms. Jennifer Thompson
U.S. Securities and Exchange Commission
May 29, 2008

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Division of Enforcement has access to all information provided by SYSCO to the staff in its review of SYSCO’s filing or in response to staff comments on SYSCO’s filing.

If any member of the Staff has any questions or additional comments, please contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

                                /s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:       Yong Kim
William J. DeLaney, SYSCO Corporation
Michael C. Nichols, SYSCO Corporation